Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-258608

July 17, 2023

CONAGRA BRANDS, INC.

Pricing Term Sheet

$500,000,000 5.300% Senior Notes due 2026

Issuer:	Conagra Brands, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (stable) / BBB- (stable) / BBB- (stable)

Distribution:	SEC Registered

Title of Securities:	5.300% Senior Notes due 2026

Principal Amount:	$500,000,000

Maturity:	October 1, 2026

Coupon (Interest Rate):	5.300%

Yield to Maturity:	5.345%

Spread to Benchmark Treasury:	100 bps

Benchmark Treasury:	UST 4.500% due July 15, 2026

Benchmark Treasury Price / Yield:	100-13 3⁄4 / 4.345%

Make-Whole Call:	T + 15 bps

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2024

Record Dates:	March 15 and September 15

Price to Public:	99.855% of the aggregate principal amount

Trade Date:	July 17, 2023

Settlement Date:	July 31, 2023 (T+10)

Net Proceeds to Issuer After Gross Spread:	$498,025,000

CUSIP / ISIN:	205887CJ9 / US205887CJ91

Change of Control Offer:	If Conagra Brands, Inc. experiences a Change of Control Triggering Event, it will be required to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

Senior Co-Managers:	MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Rabo Securities USA, Inc. Scotia Capital (USA) Inc. HSBC Securities (USA) Inc. PNC Capital Markets LLC Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment for the notes on or about July 31, 2023, which is the tenth business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to July 31, 2023 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at 1-312-549-5000 or by contacting BofA Securities, Inc. by calling 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC by calling 1-866-471-2526 or emailing Prospectus-ny@ny.email.gs.com; Mizuho Securities USA LLC by calling 1-866-271-7403 or Wells Fargo Securities, LLC by calling 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.